News Release 18-17

November 8, 2018

SSR MINING REPORTS THIRD QUARTER 2018 RESULTS

VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports consolidated financial results for the third quarter ended September 30, 2018.

Paul Benson, President and CEO said, "Our improved financial performance during the quarter marks another positive step forward in SSR Mining’s growth plan. We more than doubled operating cash flow and increased attributable earnings compared to last quarter, having set new operating records at Marigold and Seabee, and achieved key milestones at Chinchillas. This added confidence in the business led to improved 2018 guidance, as we deliver another year of value and growth for our shareholders.”

Third Quarter 2018 Highlights:
(All figures are in U.S. dollars unless otherwise noted). Cash costs per payable ounce of gold sold is a non-GAAP financial measure. Please see "Cautionary Note Regarding Non-GAAP Measures".

▪	Increased cash flow and earnings: More than doubled cash generated from operating activities from the prior quarter to $35.4 million and increased attributable net income to $0.05 per share.

▪	Increased production and lowered costs: Consolidated production increased to 94,808 gold equivalent ounces while achieving lower cash costs of $682 per equivalent payable ounce of gold sold.

▪	Enhanced scale at Marigold: Moved a record 21.3 million tonnes of material, a 33% quarterly increase, benefiting from four additional haul trucks that entered service as scheduled.

▪	Production growth at Marigold: Produced 58,459 ounces of gold, an 18% quarterly increase, at cash costs of $711 per payable ounce of gold sold.

▪	Record production and cash costs at the Seabee Gold Operation: Produced a record 27,831 ounces of gold at record low cash costs of $447 per payable ounce of gold sold.

▪
Chinchillas project remains on track: Achieved key milestones during the quarter, including successful test processing of Chinchillas ore and production of saleable concentrates. The project remains on budget and commercial production is expected by the end of the year.

▪	Maintained strong liquidity: Quarter-end cash balance of approximately $475 million and total liquidity of approximately $550 million including our undrawn revolving credit facility.

Marigold mine, U.S.

	Three months ended
Operating data	September 30 2018	June 30 2018	March 31 2018	December 31 2017	September 30 2017
Total material mined (kt)	21,284	15,958	16,150	13,979	20,311
Waste removed (kt)	14,411	8,083	9,052	8,136	13,149
Total ore stacked (kt)	6,873	7,875	7,099	5,843	7,162
Strip ratio	2.1	1.0	1.3	1.4	1.8
Mining costs ($/t mined)	1.51	1.92	1.80	1.98	1.52
Gold stacked grade (g/t)	0.32	0.42	0.37	0.37	0.31
Processing costs ($/t processed)	1.12	0.86	0.93	1.08	0.89
Gold recovery (%)	72.3	74.4	73.6	74.0	72.0
General and admin costs ($/t processed)	0.50	0.41	0.42	0.51	0.40

Gold produced (oz)	58,459	49,436	42,960	52,768	38,699
Gold sold (oz)	59,612	46,644	42,078	51,420	38,818

Realized gold price ($/oz) (1)	1,207	1,304	1,331	1,269	1,270

Cash costs ($/oz) (1)	711	700	720	699	684
AISC ($/oz) (1)	965	981	954	1,001	979

Financial data ($000s)
Revenue	71,848	60,752	55,880	65,217	49,395
Income from mine operations	13,254	14,670	12,312	12,777	11,189
Capital expenditures (2)	25,461	14,481	4,665	8,194	3,855
Capitalized stripping	2,529	850	2,902	5,712	6,056
Exploration expenditures (3)	2,956	3,243	1,914	1,208	1,130

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and all-in sustaining costs ("AISC") per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Interim Statements of Income, please refer to “Non-GAAP Financial Measures” in Section 9 of our Management's Discussion and Analysis for the three and nine months ended September 30, 2018 (“MD&A”) .

(2)	Includes expansion capital expenditures of $16.1 million for the three months ended September 30, 2018 ($5.9 for the three months ended June 30, 2018 and $nil for the previous three quarters).

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the third quarter of 2018, the Marigold mine produced 58,459 ounces of gold, an 18% quarterly increase, benefiting from the record ore tonnes stacked in the second quarter.

During the quarter, a record 21.3 million tonnes of material were mined, a 33% increase compared to the second quarter, due to four additional haul trucks that entered service during the quarter, shorter haul distances and improved equipment availabilities.

Approximately 6.9 million tonnes of ore were delivered to the heap leach pads, at a gold grade of 0.32 g/t. This compares to 7.9 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.42 g/t in the second quarter of 2018. The strip ratio was 2.1:1 for the quarter.

SSR Mining Inc.	PAGE 2

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $711 per payable ounce of gold sold in the third quarter of 2018 were in line with the previous quarter. Mining costs of $1.51 per tonne in the third quarter of 2018 were 21% lower than in the previous quarter primarily due to 33% more tonnes mined. Processing and general administrative unit costs were 30% and 22% higher, respectively, in the third quarter than in the second quarter due to lower ore tonnes stacked.

AISC per payable ounce of gold sold decreased in the third quarter of 2018 to $965 from $981 in the second quarter due to lower sustaining capital expenditures per payable ounce sold, which more than offset higher cash costs and capitalized stripping per payable ounce sold for the quarter.

Mine sales

A total of 59,612 ounces of gold were sold at an average realized price of $1,207 per ounce during the third quarter of 2018, an increase of 28% from the 46,644 ounces of gold sold at an average realized price of $1,304 per ounce during the second quarter of 2018.

Exploration

The main focus of our 2018 exploration program has been to conduct infill drilling of the Red Dot resource area and to explore higher grade structural zones within phases of the Mackay pit. During the third quarter, we completed a total of 76 reverse circulation drillholes for 26,961 meters at Red Dot and within the Mackay pit. Through the first nine months of 2018, we have completed 199 drillholes for 72,017 meters.

During the third quarter at Red Dot and Mackay, we received results from 44 holes that together with earlier drilling, increases our confidence that a portion of the Red Dot Inferred Mineral Resources will be upgraded at year-end 2018. If the current Inferred Mineral Resources upgrade work is successful, the upgraded Mineral Resources will be subject to additional geotechnical drilling and engineering during the first half of 2019, with the goal of declaring a Mineral Reserve at Red Dot, and also an updated mine plan, by mid-year 2019.

During the fourth quarter of 2018, we will complete the Red Dot exploration and infill drilling program and continue exploration drilling of the higher-grade structures in the Mackay Phase 5 area.

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Seabee Gold Operation, Canada

	Three months ended
Operating data	September 30 2018	June 30 2018	March 31 2018	December 31 2017	September 30 2017
Total ore milled (t)	88,273	84,010	93,269	89,237	84,315
Ore milled per day (t/day)	959	923	1,036	970	916
Gold mill feed grade (g/t)	9.52	7.95	8.95	8.89	7.03
Mining costs ($/t mined)	48	60	59	66	74
Processing costs ($/t processed)	26	27	21	24	22
Gold recovery (%)	97.1	97.3	97.4	97.4	97.2
General and admin costs ($/t processed)	47	62	53	61	53

Gold produced (oz)	27,831	23,582	23,717	24,227	18,058
Gold sold (oz) (1)	29,175	20,512	20,012	23,969	21,798

Realized gold price ($/oz) (2)	1,210	1,306	1,340	1,276	1,269

Cash costs ($/oz) (2)	447	616	481	605	634
AISC ($/oz) (2)	596	854	896	776	775

Financial data ($000s)
Revenue	35,270	26,706	26,789	30,571	27,652
Income from mine operations	11,061	5,703	6,672	2,923	3,643
Capital expenditures	968	1,035	4,426	920	799
Capitalized development	1,812	2,069	2,283	2,301	1,314
Exploration expenditures (3)	2,860	2,745	2,032	1,187	1,253

(1)	Beginning with the first quarter of 2018, the holder of the 3% net smelter returns royalty elected to receive its royalty in-kind and we will no longer report these ounces within gold sold.

(2)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Interim Statements of Income, please refer to “Non-GAAP Financial Measures” in Section 9 of our MD&A.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

Seabee Gold Operation produced a record 27,831 ounces of gold in the third quarter, a quarterly increase of 18%, driven by higher average mill feed grade and increased mill throughput.

The mill achieved an average throughput of 959 tonnes per day, a 4% quarterly increase reflecting a higher mining rate at the Santoy mine. Gold recovery for the quarter remained consistent at 97.1%.

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Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs per payable ounce of gold sold, which include all costs of inventory and refining costs, were $447 in the third quarter of 2018, 27% lower than the $616 recorded in the second quarter of 2018. Lower cash costs were primarily the result of higher tonnes milled at higher grades, while we incurred total operating costs that were comparable to the prior quarter. Mining costs per tonne mined were $48 in the third quarter of 2018, lower than the previous quarter of $60 due to higher tonnes of material mined. Processing costs per tonne remained comparable to the prior quarter, while general and administrative unit costs decreased by 24% in the third quarter of 2018 compared to the second quarter of 2018, due to higher tonnes milled.

AISC per payable ounce of gold sold were $596 in the third quarter of 2018, lower than the $854 in the second quarter of 2018, primarily due to lower cash costs and lower underground capital development and capital expenditures per payable ounce sold.

Mine sales

A total of 29,175 ounces of gold were sold at an average realized price of $1,210 per ounce during the third quarter of 2018, compared to 20,512 ounces of gold sold in the second quarter of 2018, at an average realized price of $1,306 per ounce.

Exploration

For 2018, the Seabee Gold Operation has planned 45,000 meters of underground drilling and 20,000 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves in the Santoy mine area. In the third quarter of 2018, in the Santoy mine area, we completed 14,577 meters of underground drilling and 13,539 meters of surface drilling in 59 and 58 drillholes, respectively. Our surface and underground drill programs focused on three targets for the third quarter, including Santoy Gap hanging wall ("HW"), the Santoy 8A area and Santoy Gap. Results at Santoy Gap HW confirm a discovery close to existing infrastructure that we expect to contribute new, additional Inferred Mineral Resources at year-end. Results have been positive and increase our confidence that the majority of the Santoy 8A area will be upgraded in classification, providing additional Mineral Reserves at year-end 2018.

Surface exploration drilling in the third quarter of 2018 focused on two areas including Santoy 8A East, with 1,113 meters in two drillholes, and the Fisher project, with 1,866 meters completed in four drillholes. Our activities in the quarter shifted from drilling to completing field-based programs of mapping, continued overburden geochemical surveys of soils and tills, prospecting, and drill testing of first pass targets on the extension of the Santoy shear zone identified along the length of the Fisher project. Mapping and prospecting on Fisher has identified new gold bearing shear zone quartz vein targets, and first pass drill results have been returned with anomalous gold values. We continue to be encouraged by the potential of this early stage property.

Activities in the fourth quarter will focus on continuing the conversion drilling from underground on the Santoy Gap and Santoy 8A targets, resource definition drilling on Santoy Gap HW, and advancing our surface exploration programs on Fisher. Surface drilling activity in the fourth quarter will also take place at Santoy 8A East.

SSR Mining Inc.	PAGE 5

Puna Operations, Argentina (75% interest)
(Amounts presented on 100% basis unless otherwise stated)

	Three months ended
Operating data	September 30 2018	June 30 2018	March 31 2018	December 31 2017	September 30 2017
Ore milled (kt)	308	396	373	442	461
Silver mill feed grade (g/t)	96	110	115	125	153
Zinc mill feed grade (%)	1.25	0.71	—	—	—
Processing costs ($/t milled)	20.87	17.26	15.34	13.53	11.92
Silver recovery (%)	69.9	68.1	67.7	66.0	67.8
Zinc recovery (%)	38.1	31.5	—	—	—
General and admin costs ($/t milled)	7.98	7.07	6.33	5.74	4.81

Silver produced ('000 oz)	666	954	938	1,169	1,541
Silver produced (attributable) ('000 oz) (1)	500	716	704	877	1,156
Lead produced ('000 lb) (2)	372	—	—	—	—
Lead produced (attributable) ('000 lb) (1,2)	279	—	—	—	—
Zinc produced ('000 lb) (3)	3,241	1,521	—	—	—
Zinc produced (attributable) ('000 lb) (1,3)	2,431	1,141	—	—	—
Silver sold ('000 oz)	623	1,142	1,064	820	2,076
Silver sold (attributable) ('000 oz) (1)	467	857	798	615	1,557
Zinc sold ('000 lb) (3,5)	383	—	—	—	—
Zinc sold (attributable) ('000 lb) (1,3)	287	—	—	—	—

Realized silver price ($/oz) (4)	15.45	16.49	16.79	16.96	16.77

Cash costs ($/oz) (4,5,6)	17.41	14.73	17.07	16.36	12.76
AISC ($/oz) (4,6)	22.39	17.66	18.37	18.30	13.56

Financial Data ($000s)
Revenue	7,915	16,570	15,233	12,093	28,958
(Loss) income from mine operations	(2,440)	830	(1,753)	5,490	7,690
Capital expenditures (7)	2,390	2,652	789	917	1,006
Exploration expenditures (7)	6	429	6	—	—

(1)	Figures are on a 75% attributable basis.

(2)	Data for lead production relates only to lead in lead-silver concentrate.

(3)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(4)
We report the non-GAAP financial measures of realized silver price, cash costs, and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Interim Statements of Income, please refer to “Non-GAAP Financial Measures” in Section 9 of our MD&A.

(5)	Zinc revenue is treated as a by-product credit in cash costs and AISC. Refer to "Non-GAAP Financial Measures” in Section 9 of our MD&A.

(6)
Cash costs and AISC per payable ounce of silver sold include stockpile inventory costs previously incurred of $nil for the three months ended September 30, 2018 (June 30, 2018 - $nil, March 31, 2018 - $5.75, December 31, 2017 - $5.30, September 30, 2017 - $5.20).

(7)	Does not include exploration or development of the Chinchillas project.

SSR Mining Inc.	PAGE 6

Mine production

During the third quarter of 2018, Puna Operations produced 0.7 million ounces of silver and 3.2 million pounds of zinc, reflecting a shift to processing stockpiles with higher zinc content.

Ore was milled at an average rate of 3,348 tonnes per day in the third quarter, 23% below the second quarter, due to planned major mill maintenance occurring in July and test processing of Chinchillas ore. Ore milled in the third quarter contained an average silver grade of 96 g/t, 13% lower than the 110 g/t average silver grade in the second quarter, consistent with processing of increasingly lower grade stockpiles. The average silver recovery in the third quarter was 70%, a 3% improvement compared to the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include costs of inventory, treatment and refining costs, provincial royalties, export duties and by-product credits, were $17.41 per payable ounce of silver sold in the third quarter of 2018, an increase from $14.73 per payable ounce of silver sold in the second quarter of 2018. Such increase was primarily due to lower production resulting from lower silver grade of the stockpiled ore processed. Zinc sales were significantly below production in the period and generated minimal by-product credits.

AISC per payable ounce of silver sold in the third quarter of 2018 were $22.39, 27% higher than $17.66 in the second quarter of 2018 due to higher cash costs and sustaining capital expenditures per payable ounce of silver sold compared to the second quarter.

During the third quarter, the Federal Government of Argentina instituted export duties on several goods, including metal concentrate exports. Effective September 3, 2018, the export of silver, lead and zinc concentrates were levied with an export duty of three Argentine Pesos per one U.S. dollar of export value. Such export duty is mandated to cease at the end of 2020.

Mine sales

Silver sales were 0.6 million ounces for the quarter, marginally lower than production. We re-commenced zinc concentrate sales during the third quarter, selling 0.4 million pounds of zinc with a ramp-up of zinc sales anticipated through the fourth quarter.

Exploration

There were no exploration activities during the third quarter at Puna Operations as we focused on commencing mining activities at Chinchillas. We continue to evaluate the results from the drill program conducted in the first half of 2018 on the Potosi vein extension for its potential to enhance our underground Mineral Resources.

Chinchillas project, Argentina

During the third quarter, pre-stripping activities at the Chinchillas project continued to advance, with approximately 2.1 million tonnes of waste and 0.3 million tonnes of ore mined. Approximately 73,000

SSR Mining Inc.	PAGE 7

tonnes of ore from the Chinchillas pit were delivered to the Pirquitas mill, of which approximately 39,000 tonnes were processed in two separate test runs as part of the project execution. The tests successfully validated metallurgical performance of the ore and produced saleable lead-silver and zinc concentrates. Data related to pre-commercial processing of ore from the Chinchillas pit is included in the table above.

Construction of the in-pit tailings disposal system advanced significantly, with welding of all carbon steel and HDPE piping to and from the pit completed, and all slurry pumps installed and aligned. Hydraulic testing is expected to be completed by the end of November 2018. All electrical and instrumentation cables were pulled between the tailings pumps and the electrical room and final connections will be completed for overall system commissioning in the fourth quarter. A final, key contract was also awarded for construction of water diversion structures around the Chinchillas pit. The fine ore stockpile dome near the Pirquitas mill was completed by the end of October 2018.

The Chinchillas to Pirquitas access road by-passes around three communities were completed, including road upgrades and water crossings. The power line upgrade between Chinchillas and Pirquitas was also completed and final connection to the Pirquitas power plant is planned for mid-November 2018, including energizing transformers at Chinchillas.

At the Chinchillas truck shop, internal floor slabs were completed and all structural steel erected allowing for the start of cladding installation during the quarter. The dining room and change house modules were also delivered to site and assembled, and the office/administration building commenced fabrication.

Concurrent with sustainable ore delivery from the Chinchillas mine to the Pirquitas mill, we expect that commercial production will be achieved in the fourth quarter. Certain infrastructure and remaining road upgrades within the scope of the project will continue into the first quarter of 2019. The project remains on budget.

Other Projects

The SIB exploration project is located immediately south of the high-grade, past-producing Eskay Creek mine property in northwest British Columbia. During the third quarter, we completed our 2018 drill campaign of 9,134 meters of core drilling in 11 holes. Results received to date do not meet our expectations, as a result we plan to terminate this exploration earn-in agreement by year-end 2018.

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Outlook

This section of the news release provides management's production, cost, capital, exploration and development expenditure estimates for 2018. Please see "Cautionary Note Regarding Forward-Looking Statements."

Due to strong operating performance at Marigold and Seabee through the nine-month period of 2018 and ore scheduling at Puna Operations, we are improving and revising certain guidance metrics.

At the Marigold mine, annual cash cost guidance is reduced for the second time this year and is now expected to total between $715 and $735 per payable ounce of gold sold, a $25 per ounce reduction from original guidance. Annual production guidance narrows to between 195,000 and 205,000 gold ounces, reflecting the faster leaching kinetics that benefited the third quarter. Additionally, strong ore delivery reduces annual capitalized stripping guidance to $10 million from $15 million.

At Seabee Gold Operation, annual production guidance increased to between 90,000 and 95,000 gold ounces, an approximate 4,000 gold ounce increase reflecting higher grades of ore milled. Annual cash cost guidance is also reduced for the second time this year to between $535 and $560 per payable ounce of gold sold, firmly positioning Seabee as a low cost gold producer.

With the Chinchillas open pit progressing toward sustained ore delivery to the Pirquitas mill in the fourth quarter and considering results of stockpiled ore processed through the third quarter, annual silver production guidance is being narrowed, annual zinc production guidance increased and annual lead production guidance reduced. Sustaining capital expenditures and capitalized stripping guidance for 2018 is also reduced to $8 million and $2 million, respectively.

Remaining operating guidance is unchanged.

For the full year 2018, we now expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest)(4)
Gold Production	oz	195,000 - 205,000	90,000 - 95,000	—
Silver Production	Moz	—	—	3.0 - 3.5
Silver Production (attributable)	Moz	—	—	2.3 - 2.6
Lead Production	Mlb	—	—	1.5 - 2.0
Lead Production (attributable)	Mlb	—	—	1.1 - 1.5
Zinc Production	Mlb	—	—	9.0 - 10.0
Zinc Production (attributable)	Mlb	—	—	6.7 - 7.5
Cash Cost per Payable Ounce Sold (1)	$/oz	715 - 735	535 - 560	12.50 - 15.00
Sustaining Capital Expenditures (2)	$M	35	10	8
Capitalized Stripping / Capitalized Development	$M	10	9	2
Exploration Expenditures (3)	$M	9	9	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)
Sustaining capital expenditures for the Marigold mine exclude $22 million for four additional haul trucks as announced in our news release dated February 22, 2018, and for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenditures.

(4)	Shown on a 100% basis unless otherwise indicated.

SSR Mining Inc.	PAGE 9

Consolidated Financial Summary
(presented in thousands of U.S. dollars, except for per share value)

Selected Financial Data (1)
	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Revenue	115,033	106,005	316,963	340,892
Income from mine operations	21,875	22,522	60,309	92,073
Gross margin (%)	19	21	19	27
Operating income	10,220	10,393	26,834	81,395
Net income	2,228	1,821	2,513	54,616
Basic attributable income per share	0.05	0.01	0.08	0.45
Adjusted attributable income before tax	14,025	4,225	33,813	39,907
Adjusted attributable net income	10,781	4,360	28,513	34,381
Adjusted basic attributable income per share	0.09	0.04	0.24	0.29
Cash generated by operating activities	35,374	30,292	63,513	99,550
Cash generated by (used in) investing activities	(56,021)	38,570	(52,903)	(5,861)
Cash generated by financing activities	2,449	1,774	8,613	2,659

Financial Position		September 30, 2018	December 31, 2017
Cash and cash equivalents		474,511		459,864
Marketable securities		6,714		114,001
Current assets		731,559		799,597
Current liabilities		82,111		71,466
Working capital		649,448		728,131
Total assets		1,503,717		1,537,454

(1)
We report non-GAAP measures, including gross margin, adjusted attributable income before tax, adjusted attributable net income, adjusted basic attributable income per share, and working capital to manage and evaluate our operating performance. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Quarterly financial summary

Revenue in the third quarter of 2018 increased by 9% relative to the comparative quarter of 2017 due to increases at both the Marigold mine and Seabee Gold Operation which more than offset a decrease at Puna Operations and lower metal prices.

Income from mine operations in the third quarter of 2018 generated a gross margin of 19%, lower than the 21% margin in the third quarter of 2017. Relative to the comparative prior year quarter, the Seabee Gold Operation generated significantly higher income from mine operations at lower costs, while Puna Operations generated a loss from mine operations, due to higher costs as we processed lower grade stockpiles.

Net income in the third quarter was negatively impacted by an elevated effective tax rate due principally to the initial recognition of a deferred tax liability of $2.6 million for Puna Operations arising primarily from the impact of the devaluation of the ARS upon the tax basis. There was an offsetting recovery of $1.1 million in the period related to the re-organization in Argentina due to favourable foreign exchange between the previous period when the tax liability was recognized and the tax was paid.

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Cash generated by operating activities in the quarter was $35.4 million compared to $30.3 million in the third quarter of 2017. Higher gold sales from both the Seabee Gold Operation and Marigold mine were partially offset by lower silver sales from Puna Operations. Seabee Gold Operation reported record low cash costs, while cash costs at the Marigold mine and Puna Operations were higher than the comparative period.

We used $56.0 million in investing activities in the third quarter of 2018 compared to cash generated by investing activities of $38.6 million in the third quarter of 2017. In the third quarter of 2018, we funded certain investments in our business including $37.0 million in property, plant and equipment and $13.6 million in the Chinchillas project. We received $2.4 million from our joint venture partner for its share of the development costs of the Chinchillas project. Cash and cash equivalents were $474.5 million at quarter-end.

Year-to-date financial summary

The 7% decrease in revenue for the nine months of 2018 compared to the nine months of 2017 was due to a 9% decrease in equivalent payable gold ounces sold, partially offset by higher realized gold prices. The decrease in equivalent payable gold ounces sold was due to lower silver ounces sold from Puna Operations, as lower grade ore was processed, which was partially offset by higher gold ounces sold from the Seabee Gold Operation.

Income from mine operations in the nine months of 2018 generated a gross margin of 19%, compared to the 27% margin in the nine months of 2017 as higher cost of sales at both the Marigold mine and Puna Operations was partially offset by higher gold prices, and lower cost of sales at the Seabee Gold Operation. In the nine months of 2017, the resolution of our export duty claim in Argentina resulted in a $4.3 million reduction to cost of sales, thereby increasing income from mine operations.

Net income for the nine months of 2018 was negatively impacted by an elevated effective tax rate due to both a $4.7 million tax expense related to the Argentine re-organization recorded in the second quarter of 2018, and the initial recognition of a deferred tax liability of $2.6 million for Puna Operations arising primarily from the impact of the devaluation of the ARS upon the tax basis. Net income for the nine months of 2017 was positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of Puna Operations.

Cash generated by operating activities in the nine months of 2018 decreased to $63.5 million compared to $99.6 million in the nine months of 2017. Lower sales combined with higher unit costs both at Puna Operations and the Marigold mine were partially offset by higher sales and lower unit costs at the Seabee Gold Operation. We used $52.9 million from investing activities in the nine months of 2018 compared to the use of $5.9 million in the nine months of 2017. In the nine months of 2018, we received $63.4 million from the sale of our remaining common shares of Pretium Resources Inc. ("Pretium") which was more than offset by investments in our business including $57.2 million in property, plant and equipment and $41.4 million in the Chinchillas project. We received $6.4 million from our joint venture partner for its share of the development costs of the Chinchillas project over this period.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $475 million in cash and cash equivalents as at September 30, 2018. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

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As of June 30, 2018, we sold our remaining position of 9.0 million Pretium common shares for pre-tax cash proceeds of approximately $63.4 million and no longer hold any Pretium shares.

On July 6, 2018, we entered into a credit agreement with Golden Arrow Resources Corporation ("Golden Arrow"), pursuant to which we provided Golden Arrow with a two-year non-revolving term loan in an aggregate principal amount equal to $10.0 million.

Qualified Persons
The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by James Frost, PE and James N. Carver, SME Registered Member, each of whom is a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Frost is our Technical Services Superintendent and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this news release relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist. The scientific and technical information contained in this news release relating to the SIB project has been reviewed and approved by Mr. Edmunds.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited Condensed Consolidated Interim Financial Statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

▪	Conference call and webcast: Friday, November 9, 2018, at 11:00 a.m. EST.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 2654
All other callers:	+1 (412) 317-0088, replay code 2654

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two

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feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; production and cost guidance; improvements to cash costs per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; future interest rates future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; our ability to convert Inferred Mineral Resources to Indicated Mineral Resources and to convert Mineral Resources into Mineral Reserves, including (a) the goal of upgrading Inferred Mineral Resources at Red Dot at year end 2018 and declaring a Mineral Reserve at Red Dot by mid-2019, and (b) additional inferred resources at year end at Santoy and the objective to increase and convert Mineral Resources into Mineral Reserves near the Santoy mine; the potential to enhance underground Mineral Resources at Puna Operations; timing of production and production levels at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing and focus of our exploration and development programs, expected timing of completion of construction milestones at Puna Operations, including the expectation that the Chinchillas project will remain on budget and on schedule to support commercial production and sustained delivery of ore to the Pirquitas mill in the fourth quarter of 2018, the in-pit tailings disposal system will be commissioned in the fourth quarter of 2018, the power line upgrade between Chinchillas and Pirquitas will be connected to the Pirquitas power plant in mid-November 2018 and all buildings will be completed by the end of February 2019; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us, including the expected ramp up of zinc sales from Puna Operations in the fourth quarter of 2018; our ability to achieve our production guidance; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition;

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reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; inability to collect under the Loan to Golden Arrow; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC").

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including realized metal prices, cash costs and AISC per payable ounce of precious metals sold, adjusted income before tax attributable to our shareholders, adjusted income tax expense, adjusted net income attributable to our shareholders, adjusted basic income per share attributable to our

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shareholders and gross margin. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP Financial Measures” in section 9 of our MD&A, available under our corporate profile at www.sedar.com or on our website at www.ssrmining.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.

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